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Invest in Oak and Grist Distilling

100% Grain-to-Glass Distillery

BLACK MOUNTAIN, NC · CRAFT DISTILLING

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Target **$50 k**



Oak And Grist Distilling Company
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$198.66

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MIN/MAX: $198.66 / $25,000.10

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Why you may want to invest in us...

1. One of only a few single malt whiskies produced to the standard of Scottish single malt on the East Coast, in addition to one of only a handful of Jenever gins produced in the United States

2. Western North Carolina's only 100% grain-to-glass distillery

3. Demand is outpacing production capabilities with Year over Year revenue growth of 189% and 60% the 1st 3 years in business. Even though impacted by COVID, Sept 2020 to Sept 2019 revenue is up 37%.

4. $50K in funding helps us become profitable. $500K in funding allows us to more than double our space, expand the tasting room, and roll out new programs such special legacy barrel sales

5. Currently distributed in North Carolina and NYC, with additional states likely added by the end of 2020

6. Oak and Grist is located 15 miles east of downtown Asheville in Black Mountain. Just off the highway the distillery is strategically positioned to capture both locals, as well as tourists on their way to or from Asheville.

7. Local non-profit giving program connected directly to bottle sales

Inspired by our mentor and the tradition of whiskey distillation in Scotland, Oak and Grist is Western North Carolina's only 100% grain-to-glass distillery. Our process of brewing, fermenting, distilling, and aging our spirits from local grains and botanicals is what allows us to create the unique profiles present in all of our spirits and the reason why our patrons love our spirits. Having achieved national and international recognition through awards and nominations and current demand outpacing production, we are positioned to scale both production and sales while building up our regional economy. We are thrilled to enter the next phase of growth at Oak and Grist and hope that you choose to be a part of it.

William Goldberg, Cofounder/Head Distiller

CURRENT FUNDRAISE SUMMARY

Fundraise Summary

Security Type	Common Equity
Investor Eligibility	All Investors
Minimum Investment	$199
% Offered	18.52%
Voting Rights	Limited
Dividend	At Company's Discretion
Valuation	$2,200,000

Offering Materials

- Oak and Grist Term Sheet.pdf
- Oak and Grist Distilling Subscription Agreement.pdf
- Oak and Grist Distilling Qualified Investor Questionnaire.pdf
- Oak and Grist Distilling Disclosures.pdf
- Oak and Grist Distilling Operating Agreement.pdf

You may download these documents for your own use.

INVESTMENT PERKS

Expires 03/31/2021 | $9,999.22

Level 6: Everything in Level 5 + 4 additional guests for the Help Choose our New Whisky Relase

Everything in Level 5 + invite 4 additional guests for a R&D tasting experience to help us choose our new whiskey releases (must schedule)

Expires 03/31/2021 | $4,998.84

Level 5: Everything in Level 4 + Help Choose our New Whisky Release

Everything in Level 4 + Come in with you and a guest (2 people total) to a R&D tasting experience to help choose our next whiskey release (must schedule)

Expires 03/31/2021 | $2,499.42

Level 4: Barrel Room (+4) , VIP for New Spirits, & Annual State of the Union

Barrel Room Tasting & Tour Experience for you and 5 guests (6 guests total, must schedule) + VIP early access to a new spirits launch for you and 3 guests (4 guests total + include food for all guests, must schedule) + Annual invitation to the state of the Union distillery event (Streamed virtual for those who can't make it in person)

Expires 03/31/2021 | $999.46

Level 3: Barrel Room (+4) & VIP for New Spirits

Barrel Room Tasting & Tour Experience for you and 5 guests (6 guests total, must schedule) + VIP early access to a new spirits launch for you and 1 guest (2 guests total, must schedule)

Expires 03/31/2021 | $498.96

Level 2: Barrel Room (+2)

Barrel Room Tasting & Tour Experience for you and 3 guests (4 guests total, must schedule)

Expires 03/31/2021 | $198.66

Level 1: Barrel Room

Barrel Room Tasting & Tour Experience for you and a guest (2 guests total, must schedule)

PITCH DECK


OAK and GRIST
DISTILLING COMPANY
where does your spirit lead you?
Fullscreen

FINANCIALS

FINANCIALS | FUNDING

ASK A QUESTION

Required financial statements have been omitted from the initial Offering Materials

The Offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief. The financial information that has been omitted is not otherwise available and will be provided by an amendment to the Offering Materials. The investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision. No investment commitments will be accepted until after such financial information has been provided. Any investor who has submitted an investment prior to the receipt of the required financial information will be required to reconfirm their investment once financial statements are made available.

Current financial condition of the Company

The spirits industry is a capital intensive industry, and as such it can be expected that most craft distilleries that do not source their spirit will operate at a loss for the first several years. Over the course of nearly four years of operation Oak and Grist Distilling Company is no exception to the realities of this industry. With 44% of national craft distillery sales coming from on premise sales, these growth numbers are critical to a distillery's success. During the first year of production, all production, sales, and marketing was completed by a single individual, and a salable product was not available for purchase until the beginning of the third quarter. Since then two additional team members have been added to help facilitate that growth, with an additional member to be added in the next 6 months.

Prior to the Covid-19 pandemic, the company saw 189% and 60% YoY revenue growth in its first three years of operations. Of that revenue, a significant contributor is direct-to-consumer sales at the distillery. Tasting room net sales have increased 234%, 77%, and 18% YoY from 2017-2020 YTD. Despite the current business climate surrounding the Covid-19 Pandemic, the distillery has increased total revenues by 37% YTD compared to 2019. We believe that Oak and Grist will continue to see an increase in revenue as its flagship whiskies only began to be released in the second quarter of 2020 more than three years into operations.

DOCUMENTATION

OG Financial Projections.pdf

Financial projections are subject to certain risks of the business and may not be achieved. Projections only contemplate projected cash flows, are unaudited and may not be formulated in accordance with US Generally Accepted Accounting Principles. Consult the investment materials for more information on business specific risks and a discussion of the key risks that may impede the achievement of the revenue forecasts presented. There is no guarantee that an investment may achieve any level of return. Review our Risks of Investing before making an investment decision.


Oak And Grist Distilling Company
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Oak and Grist Distilling Company



Q&A

CUSTOMERS | MARKETING | INDUSTRY | TEAM | PRODUCT | ASK A QUESTION

What is your current customer pipeline?

As a distillery, all of our sales nationwide go through a three tier sales system where a manufacturer sells to a distributor. In certain states, including North Carolina, the state itself is the distributor supplying state owned retail stores (ABC Stores). Sales at the distillery are reported and taxed like they would be at an ABC store.

Do you have current customers?

Oak and Grist Distilling Company has been in operation for 3 years with current wholesale and retail customers located mainly in North Carolina and the surrounding states. Additionally the distillery sells its spirits in New York City and the surrounding boroughs. Like most other craft distilleries, a more than 50% of our customers come through the distillery's tasting room. As a distillery with an emphasis on customer experience, our tasting room services locals and tourists alike.

"Absolutely amazing single malt whisky, can't believe what William and team are putting out right now. If you're in the area, stop in for a chat and a drink. You can just feel the passion for the product and craft (and taste it). Highly recommend!" - I.C.

"My wife and I participated in a tour and tasting and we absolutely loved it. It was highly informative and personal, and we were offered ample opportunity to ask questions and really get to know the distillery. There is more character and passion in this small operation than many other larger ones I've visited, and both of those qualities shine through in their product. The heart of this distillery is quality, both in people and product. They have earned themselves a lifelong patron. - J.P.

TEAM



William Goldberg
Cofounder/Head Distiller

Background Check

As co-founder, head distiller, and custodian at Oak and Grist Distilling Company, William wears many hats. He graduated from Warren Wilson College with a B.S. in Sustainable Agriculture. His degree led him to work for several years as an artisanal cheese maker for a small family creamery.

After visiting the father of his business partner in the Moray region of Scotland, William returned with the inspiration, drive, and mentorship to craft an... Read More



Russell Dodson
Cofounder/Vice President

Background Check

Quite literally raised in a distillery, Russell was born the son of Edwin Dodson, the eventual distillery manager at Glen Moray. After attending the University of Aberdeen where he earned his B.E. in Mechanical Engineering with honors, Russell has spent years building some of New York City's finest performing arts venues and educational institutions. Oak and Grist Distilling Company marks a return to his roots.



Robert Goldberg
Cofounder/Vice President

Background Check

Bob has devoted the last four decades of his life to overseeing the creation of inspirational spaces for the artistic and non-profit communities of New York City and the surrounding areas. The spaces that he's helped to create are fostering continual growth within the arts community. He brings invaluable management experience to Oak and Grist.



Ashley Ioakimedes
Sales Enchanter/Head Tasting Guide

You'll find Ashley in Oak and Grist's tasting room. Having lived in Asheville for over a decade, she's no stranger to the world of locally-crafted foods. Before finding a career in craft distillery, she worked in cheese, chocolate, pasta, and other delights one might overindulge. Things that really get her going include thinking about food and drinks, talking about food and drinks, eating, drinking, and pretty handwriting. Oak and Grist's... Read More



Casey Larkin
Head Brewer/Creator of Alcohol

Like everyone at the distillery Casey can often wear many hats but as head brewer, he handles all aspects of the initial step in the whiskey making process. From brewing to fermenting, he sets the foundation for all of the spirits produced at Oak and Grist. Drawing from a background in herbal medicine, Casey also helps drive product development surrounding spirits produced using herbs and botanicals.



Edwin Dodson
Mentor/Consultant

Having officially retired from distilling after more than 40 years, Edwin, along with his son Russell, are the inspiration behind the spirits that Oak and Grist produces. Having learned (and subsequently forgotten) more about Single Malt production than most people will ever know, his influence reaches every aspect of the brewing, distilling, and aging process at the distillery.

Partners & Providers

CrowdfundNC
Service Provider

CrowdfundNC is an Investment Crowdfunding consultancy.

Mountain Laurel Digital
Service Provider

Mountain Laurel Digital is a research driven digital strategy agency based in Asheville, North Carolina who performs market... Read More

Allen, Stahl & Kilbourne
Service Provider

Legal

Austin CPA
Service Provider

Accounting

ABOUT OAK AND GRIST DISTILLING

Entity	Oak and Grist Distilling Company L.L.C.
Entity Type	LLC
State Organized	North Carolina
Founded	December 2015
Employees	5
Social Media	
Website	

Headquarters



1556 Grovestone Rd
1556 Grovestone Rd, Black Mountain, NC 28711
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RISKS & DISCLOSURES

COMPANY RISKS | RELATED PARTIES | SECURITIES RISKS | TAXES | DISCLOSURES | PROCEDURES | CONFLICTS OF INTEREST | ASK A QUESTION

Limited operating history

The Company was founded in December 2015, is an early stage company with limited operating history upon which to evaluate its business and has generated limited revenues to date. The Company is not currently profitable. Although management of the Company currently anticipates that its business strategy will be successful, the Company may not be able to achieve the revenue growth in the coming years necessary to achieve profitability. The... Read More

Unpredictability of future revenues; Potential fluctuation in operating results

Because the Company has limited operating history, the ability to forecast revenues is limited. The Company's future financial performance and operating results may vary significantly from projected amounts and fluctuate substantially from quarter to quarter due to a number of factors, many of which are likely to be outside of the Company's control. These factors, each of which could adversely affect results of operations and future... Read More

Reliance on key management employees and future personnel

The success of the Company is dependent on the efforts of a limited number of key people. The Company has not made plans to purchase key person life insurance. The loss of key personnel could have a serious adverse effect on the Company's prospects, business, operating results, and financial condition. To fulfill its operating plans, the Company's future success also depends on its ability to identify, attract, hire, train, retain and motivate... Read More

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An investment in the Company involves a high degree of risk, and should be regarded as speculative. Prospective investors should carefully consider these investment risks, among others, in addition to the other information presented in the Offering Materials, in evaluating the Company for investment. The risks listed herein are not a complete list of potential risks facing the Company and it may encounter unexpected risks in the future, which, may adversely affect its performance.

Offering Information and Disclosures

This business is conducting an offering of securities in reliance on the exemption from registration in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding.

The offering is being conducted by Localstake Marketplace LLC, a registered broker dealer and a member of FINRA and SIPC. Check the background of this firm on FINRA's BrokerCheck.

Please review the Offering Materials and our Risks of Investing for a full description of the risks to be considered when assessing an investment in this business.